UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

Commission File No. 1-13146

THE GREENBRIER COMPANIES, INC.

(Exact name of registrant as specified in its charter)

Oregon	93-0816972
(State of Incorporation)	(I.R.S. Employer Identification No.)

One Centerpointe Drive, Suite 200, Lake Oswego, OR	97035
(Address of principal executive offices)	(Zip Code)

Martin R. Baker

(503) 684-7000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

INFORMATION TO BE INCLUDED IN THE REPORT

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

During the period from January 1, 2015 to December 31, 2015, The Greenbrier Companies, Inc. (the “Company,” “Greenbrier” “we,” “us’” or “our”) manufactured certain units of one of our railcar products which contain conflict minerals (as defined in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010) that we believe are necessary to the functionality or production of those units of that product. Conflict minerals constitute only a small portion of the materials content of these units of our product.

A copy of the Company’s 2015 Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at http://www.gbrx.com. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this report or the Conflict Minerals Report.

SECTION 2. EXHIBITS

Item 2.01 Exhibits

Exhibit 1.01 – The Greenbrier Companies, Inc. 2015 Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE GREENBRIER COMPANIES, INC.

(Registrant)

/s/ Martin R. Baker	May 27, 2016
Martin R. Baker Senior Vice President, Chief Compliance Officer and General Counsel	(Date)

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